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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		7,486,122[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		7,486,122[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      7,486,1222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%[3]

14.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.
[2]	As described in Item 3 below, Venrock Associates acquired an Original Warrant to purchase 194,337 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement, Venrock Associates III, L.P. acquired an Original Warrant to purchase 863,721 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement, and Venrock Entrepreneurs Fund III, L.P. acquired an Original Warrant to purchase 21,593 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement. As described in Item 3 below, each of the Venrock Entities exchanged its Original Warrant for two Replacement Warrants pursuant to the certain Warrant Exchange Agreement and, as described in Item 3 below, each of the Venrock Entities exercised one of the Replacement Warrants it received in connection with such exchange. As described in Item 5 below, collectively, the Venrock Entities beneficially own 7,486,122 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.
[3]	This percentage is calculated based upon 42,352,065 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 38,460,970 shares of the Issuer’s Common Stock outstanding on December 27, 2004, (b) 2,703,479 shares of the Issuer’s Common Stock issued on December 30, 2004 upon exercise of warrants by the Investors (including the Venrock Entities), and (c) 1,187,616 shares of the Issuer’s Common Stock issuable to the Venrock Entities within 60 days of December 30, 2004 upon exercise of those Replacement Warrants issued pursuant to the Warrant Exchange Agreement which remained unexercised as of December 30, 2004.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		7,486,122[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		7,486,122[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      7,486,1222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%[3]

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-4161054

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		7,486,122[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		7,486,122[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      7,486,1222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%[3]

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 5 of 15

The following constitutes the Amendment No. 4 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the Venrock Entities to report the execution of a Warrant Exchange Agreement and the exercise of certain Replacement Warrants received in connection therewith, as described in Item 3 below. Accordingly, the number of securities beneficially owned by the Venrock Entities and the other parties to the Warrant Exchange Agreement has increased. The Schedule 13D/A is amended as follows:

Item 1.          Security and Issuer.

(a)	The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b)	The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.          Identity and Background.

(a)	This Statement is filed by Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., each a New York limited partnership.

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)	During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities or of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.

              In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 6 of 15

Item 3.          Source and Amount of Funds or Other Consideration.

     Pursuant to a Common Stock and Warrant Purchase Agreement among Sirna, Venrock Entities and various other investors (the “Investors”), dated as of February 11, 2003 (the “Common Stock and Warrant Agreement”), Venrock Associates received a warrant to purchase 194,337 shares of the Issuer’s Common Stock, Venrock Associates III, L.P. received a warrant to purchase 863,721 shares of the Issuer’s Common Stock, and Venrock Entrepreneurs Fund III, L.P. received a warrant to purchase 21,593 shares of the Issuer’s Common Stock (collectively, the “Original Warrants”). Subsequent to the execution of the Common Stock and Warrant Agreement, Sirna and certain of the Investors entered into a Warrant Exchange Agreement dated as of December 30, 2004 (the “Warrant Exchange Agreement”). Pursuant to the terms of the Warrant Exchange Agreement, the Venrock Entities each surrendered the Original Warrants to Sirna in exchange for two new warrants as described below (individually or collectively, the “Replacement Warrants”).

     With each of the Venrock Entities, Sirna exchanged the Original Warrants, which would not have expired until April 21, 2008 and were exercisable either with cash or warrant shares, for a Replacement Warrant for the same number of shares as surrendered under the Original Warrants. These Replacement Warrants are exercisable at the same exercise price of $2.52 as the Original Warrants but only for cash and only if on or before February 7, 2005, creating a potential vehicle for the Company to raise funds from Venrock Entities. In return, the Venrock Entities in exchange for the Original Warrants also received additional Replacement Warrants for 10% more shares than surrendered under the Original Warrants, that do not expire until December 30, 2009, and that are exercisable either with cash or warrant shares. These five-year Replacement Warrants have a higher exercise price ($3.85) than the Original Warrants. The exercise of the five-year Replacement Warrants is subject to potential downward adjustment on or before June 30, 2005 as follows: (i) in the event that the Issuer consummates a qualifying private placement of its securities for the primary purpose of raising capital for the Issuer on or before June 30, 2005, the exercise price per share shall be adjusted to the lesser of $3.85 and the lowest price per share of common stock sold (or deemed sold) by the Issuer in any such private placement; and (ii) if the Issuer does not consummate such a private placement on or before June 30, 2005, the exercise price per share shall be adjusted to the lesser of $3.85 and the average closing selling price of a share of the Issuer’s common stock on the Nasdaq National Market for the 15-day period ending on June 30, 2005. Accordingly, as part of this exchange,

     (a)     Venrock Associates received (i) a warrant to purchase 194,337 shares of Common Stock at an exercise price of $2.52 per share, exercisable solely for cash (with no net exercise provision), which warrant terminates on February 7, 2005; and (ii) a warrant to purchase 213,771 shares of Common Stock at an exercise price of $3.85 per share (subject to potential downward adjustment on or before June 30, 2005 as described above), which warrant terminates on December 30, 2009;

     (b)     Venrock Associates III, L.P. received (i) a warrant to purchase 863,721 shares of Common Stock at an exercise price of $2.52 per share, exercisable solely for cash (with no net exercise provision), which warrant terminates on February 7, 2005; and (ii) a warrant to purchase 950,093 shares of Common Stock at an exercise price of $3.85 per share (subject to potential downward adjustment on or before June 30, 2005 as described above), which warrant expires on December 30, 2009; and

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 7 of 15

     (c)     Venrock Entrepreneurs Fund III, L.P. received (i) a warrant to purchase 21,593 shares of Common Stock at an exercise price of $2.52 per share, exercisable solely for cash (with no net exercise provision), which warrant terminates on February 7, 2005; and (ii) a warrant to purchase 23,752 shares of Common Stock at an exercise price of $3.85 per share (subject to potential downward adjustment on or before June 30, 2005 as described above), which warrant expires on December 30, 2009.

     No monetary payment is involved in connection with the issuance of Replacement Warrants received by the Venrock Entities under the Warrant Exchange Agreement. The securities were acquired through the exchange of Original Warrants with Replacement Warrants.

     Venrock Associates has exercised its warrant to purchase 194,337 shares of Common Stock at an exercise price of $2.52 per share on December 30, 2004. Venrock Associates III, L.P. has exercised its warrant to purchase 863,721 shares of Common Stock at an exercise price of $2.52 per share on December 30, 2004. Venrock Entrepreneurs Fund III, L.P. has exercised its warrant to purchase 21,593 shares of Common Stock at an exercise price of $2.52 per share on December 30, 2004. The aggregate consideration provided by the Venrock Entities in connection with the foregoing warrant exercises was $2,720,720.52. The funds used by the Venrock Entities to acquire these shares were obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities.

     References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued thereunder. References to and descriptions of the Warrant Exchange Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Warrant Exchange Agreement, the Form of First Replacement Warrant and the Form of Second Replacement Warrant issued thereunder and included as Exhibits A, B and C, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Item 4.          Purpose of Transaction.

     As of the date of this Schedule 13D/A, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 8 of 15

     “Item 4. Purpose of Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c.     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d.     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e.     Any material change in the present capitalization or dividend policy of the issuer;

     f.     Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g.     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h.     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i.     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.     Any action similar to any of those enumerated above.”

     The Venrock Entities agreed to enter into the Warrant Exchange Agreement for investment purposes with the aim of increasing the value of their investments and the Issuer.

     Pursuant to the Warrant Exchange Agreement, Sirna agreed to cause a registration statement covering the Common Stock issuable upon the exercise of the Replacement Warrants to be filed with the SEC no later than 90 days after the closing of the transaction contemplated by the Warrant Exchange Agreement. Sirna further agreed to use its commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) no later than six months from the closing of the transaction contemplated in the Warrant Exchange Agreement until the earlier of: (i) the second anniversary of the date of the Warrant Exchange Agreement and (ii) such date as all securities registered on such registration statement have been resold, subject to the terms under the Warrant

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 9 of 15

Exchange Agreement. In addition, after such registration statement expires but on or before December 30, 2009, Sirna agreed to use its commercially reasonable efforts to effect a registration of the Common Stock issuable upon the exercise of the Replacement Warrants if requested by holders of at least 5% of all of the outstanding shares of the Company’s Common Stock if such holders are unable to sell all of their Warrant shares pursuant to Rule 144(k).

     In connection with the Warrant Exchange Agreement, each of the Investors agreed, subject to certain exceptions set forth therein, to a lock up of the Common Stock or warrants of Sirna held by such Investor until the six month anniversary of the Closing Date of the Warrant Exchange Agreement.

     References to and descriptions of the Warrant Exchange Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Warrant Exchange Agreement, the Form of First Replacement Warrant and the Form of Second Replacement Warrant issued thereunder, and included as Exhibits A, B and C, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4.

Item 5.          Interest in Securities of the Issuer.

     The Venrock Entities are members of a group for purposes of this Schedule 13D/A.

     (a)     Venrock Associates beneficially owns 1,347,502 shares, or approximately 3.2%, of the Issuer’s Common Stock. Venrock Associates III, L.P. beneficially owns 5,988,898 shares, or approximately 14.1%, of the Issuer’s Common Stock. Venrock Entrepreneurs Fund III, L.P. beneficially owns 149,722 shares, or approximately 0.4%, of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 7,486,122 shares, or approximately 17.7% of the Issuer’s Common Stock.

     The percentage for the Venrock Entities is calculated based upon 42,352,065 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 38,460,970 shares of the Issuer’s Common Stock outstanding on December 27, 2004, (b) 2,703,479 shares of the Issuer's Common Stock issued on December 30, 2004 upon exercise of warrants by the Investors (including the Venrock Entities), and (c) 1,187,616 shares of the Issuer’s Common Stock issuable to the Venrock Entities within 60 days of December 30, 2004 upon exercise of those Replacement Warrants issued pursuant to the Warrant Exchange Agreement which remained unexercised as of December 30, 2004.

     (b)     Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 7,486,122 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 7,486,122 shares of the Issuer’s Common Stock.

     (c)     Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.

     (d)     No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 10 of 15

     (e)     Not applicable.

     Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

     To the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

     Item 7.          Material to Be Filed as Exhibits.

     A.     Warrant Exchange Agreement dated as of December 30, 2004, by and among Sirna and the Investors.

     B.     Form of First Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.

     C.     Form of Second Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.

     D.     Joint Filing Agreement by and among Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 11 of 15

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2005

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Bryan E. Roberts
	Name:	Bryan E. Roberts
	Title:	As a General Partner or Member

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 12 of 15

SCHEDULE 1

General Partners/Members

Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock
Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P.
and Venrock Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Linda H. Hanauer
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates,
Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III; Member of Venrock
Management III LLC which is the general partner of Venrock Associates III, L.P.
Citizenship: USA

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 13 of 15

Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock
Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P.
and Venrock Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock
Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P.
and Venrock Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Venrock Management LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Associates; Member of Venrock Management
III LLC; Member of VEF Management III LLC.
Principal Place of Business: New York

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 14 of 15

Venrock Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: General Partner of Venrock Associates III, L.P.
Principal Place of Business: New York

VEF Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: General Partner of Venrock Entrepreneurs Fund III, L.P.
Principal Place of Business: New York

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 15 of 15

EXHIBIT INDEX

     A.     Warrant Exchange Agreement dated as of December 30, 2004, by and among Sirna and the Investors.

     B.     Form of First Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.

     C.     Form of Second Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.

     D.     Joint Filing Agreement by and among Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.